                                                                    Exhibit 12.1


                  AT&T WIRELESS SERVICES, INC. AND SUBSIDIARIES
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                              (DOLLARS IN MILLIONS)

                                                        For the Nine
                                                        Months Ended                      Year Ended December 31,
                                                       September 30,           -------------------------------------------
                                                             2001          2000         1999         1998         1997         1996
                                                        ------------   --------     --------     --------     --------     --------
Pre-tax income (loss) from continuing operations
   before minority interest adjustment and equity
   investee income (loss)                                $    299      $    383     $   (697)    $    152     $      7     $    393

Add: Fixed charges:
   Interest expensed and capitalized                          391           208          224          195          178          163
   Portions of rental expense representing interest           111            90           68           60           50           34
   Pre-tax dividends on preferred stock held by AT&T          124           210           91           91           91           91
                                                         --------      --------     --------     --------     --------     --------
Total Fixed charges and preferred stock dividends(B)          626           508          383          346          319          288

Add: Distributed income of equity investees                   430           198          232          233          221          167
Less: Capitalized interest                                   (104)         (123)         (88)         (75)        (178)        (163)
                                                         --------      --------     --------     --------     --------     --------

Pre-tax income from continuing operations before
   minority interest adjustment, undistributed
   equity investee income (loss), and fixed
   charges and preferred stock dividends(A)              $  1,251     $    966     $   (170)    $    656     $    369     $    685
                                                         --------     --------     --------     --------     --------     --------

Ratio of Earnings to Combined Fixed Charges
     and Preferred Stock Dividends(A)/(B)                     2.0          1.9         (0.4)         1.9          1.2          2.4
                                                         ========     ========     ========     ========     ========     ========
                                                                                       (1)

(1) Due primarily to the asset impairment and restructuring charges recorded in 1999, earnings were not sufficient to cover fixed charges and preferred stock dividends for the year ended December 31, 1999. Additional earnings of $553 would be required to obtain a Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends of 1:1, for the year ended December 31, 1999.